Attachment:
Form 12b-25
Part IV (3)

We wrote down our investment in the common stock of a privately held company in the fourth quarter of 2001. The amount of the writedown was approximately $5.1 million. Our independent auditors have advised us just this week that they believe that prior estimates of the stock's value were in error and that a portion of the loss belongs in the year ended December 31, 2000 and perhaps in the year ended December 31, 1999. We have engaged a professional valuation company to determine the value at the earlier periods, but that study has not been completed. Consequently, we are unable to express quantitatively the restated results by period.